# ARTMAP INC/HACKER NOON

Balance Sheet

As of Dec 31, 2024

| | Total |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Alpine Checking 4107 | 69,024.16 |
| Alpine Saving 4120 | 48.59 |
| FirstBank Checking 0016 | 65,066.62 |
| WF Checking 9619 | 23,793.78 |
| WF Saving 9087 | -15.00 |
| **Total for Bank Accounts** | **$157,918.15** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 106,628.34 |
| **Total for Accounts Receivable** | **$106,628.34** |
| Other Current Assets | |
| Clearing Account | 0.00 |
| Credit Card Receivables | 0.00 |
| Inventory Asset | 2,380.56 |
| Parent Category Asset | -130,000.00 |
| Uncategorized Asset | 100.00 |
| Undeposited Funds | 517,290.56 |
| **Total for Other Current Assets** | **$389,771.12** |
| **Total for Current Assets** | **$654,317.61** |
| **Total for Assets** | **$654,317.61** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Brex | 7,411.04 |
| Ramp Card | -2,264.31 |
| **Total for Credit Cards** | **$5,146.73** |
| **Total for Current Liabilities** | **$5,146.73** |
| **Total for Liabilities** | **$5,146.73** |
| Equity | |
| APIC | 2,417,095.21 |
| Crowdfunding | 0.00 |
| Opening Balance Equity | 0.00 |
| Owner’s Pay & Personal Expenses | 0.00 |
| Strategic Investment | 224,993.41 |
| Retained Earnings | -1,985,883.46 |
| Net Income | -7,034.28 |
| **Total for Equity** | **$649,170.88** |
| **Total for Liabilities and Equity** | **$654,317.61** |